[Kramer Levin Letterhead]
December 27, 2012
VIA EDGAR
Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549 Attention: Jim O'Connor

Re:	MVC Capital, Inc. Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-184803)

Dear Mr. O'Connor:
We are responding to the written comments made by Staff of the U.S. Securities and Exchange Commission (the "Commission") with respect to the Company's registration statement on Form N-2 (the "Registration Statement") filed on November 7, 2012. Any revisions discussed in the responses below will be reflected in the Company's Pre-Effective Amendment No. 1 to the Registration Statement, expected to be filed in January 2013.  Additionally, attached to this letter as Appendix A are the draft changed pages of the Company's prospectus addressing the Staff's comments.
The Staff's comments appear in italicized text below. Following each comment is the Company's response. Capitalized terms used but not defined in this letter have the meanings ascribed to them in  the Registration Statement.
Prospectus
Outside Front Cover
1.	Please disclose the following information on the outside front cover in bold and a larger type face: (1) the securities in which the Company invests will generally not be rated by any rating

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

agency; (2) if they were rated, they would be rated as below investment grade, a rating that is commonly referred to as "junk"; and (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

The requested disclosure has been added.
2.
Given that the Company's shares have a history of trading at a large and persistent discount (currently approximately 23%) to its NAV, please include a prominent statement describing the tendency of the Company's shares to trade at a discount from NAV and the risk of loss this creates for investors purchasing shares in the public offering.

The requested disclosure has been added.
Prospectus Summary, page 1
3.
The disclosure states that "we" refers "to MVC Capital, Inc. and its subsidiary, MVC Financial Services, Inc. ("MVCFS")... and 'we' also refers to TTG Advisers acting on behalf of MVC Capital." This multiple use of "we" is confusing, particularly given the Company's complex operational structure. Please limit the use of "we" to MVC-related entities to eliminate this source of confusion.

The requested revision has been made.
The Company, page 1
4.	The disclosure states:

The Company has continued its growth. As of July 31, 2012, the Company's net assets were approximately $392.8 million compared with net assets of approximately $137 million at October 31, 2003 (immediately prior to Mr. Tokarz assuming portfolio management responsibilities for the Company), an approximately $255.8 million or 187% cumulative increase.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

Please revise this statement to clarify how much of the Company's growth in net assets is the result of contributions of capital, rather than from operations.
The disclosure has been revised.
5.	The disclosure states:

Prior to [2003], the [Company] had experienced significant valuation declines from investments made by the former management team. After only three quarters of operations under the new management team, the [Fund] posted a profitable third quarter for fiscal year 2004, reversing a trend of 12 consecutive quarters of net investment losses and earned a profit for the entire fiscal year.
We consider this information about the historical profitability of the Company, when presented in isolation, to be misleading. Please disclose the performance history of the Company since the current management team took over, both based on the Company's market price and net asset value. Please also disclose the current and average annual market discount to NAV of the shares, the current and average annual distribution rate (based on offering price), and the current and average annual yield.
The disclosure has been revised.
6.
The disclosure presents the Company's net assets as of July 31, 2012. Here and throughout the prospectus, please present the Company's financial information as of the Company's October 31st fiscal year-end. In particular, all references to nine month periods ended July 31st should be changed to the 12 month periods ended October 31st.

All financial information throughout the prospectus has been updated to reflect the Company's October 31, 2012 financial statements.
7.	Please also disclose the current composition of the Company's portfolio in terms of the relative percentages of equity and debt.

The requested disclosure has been added.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

About MVC Capital, page 1
8.
The disclosure states that "[f]iscal year 2011 represented another year where we navigated through a challenging environment and prudently deployed capital into new and existing portfolio companies."  Particularly because both the stock markets and bond markets rose over 2011, we believe that the meaning of the term "challenging" should be clarified. In addition, please delete "prudently" here and elsewhere since whether these investments are prudent cannot reasonably be determined until sufficient time has passed to evaluate the their performance.

The requested revisions have been made.
9.
The disclosure states that "[o]ver the past eight years, through October 31, 2011, significant returns have been generated for shareholders."  Please delete this statement since over at least the past five years, the only "returns" paid to shareholders have been returns of their own capital.

The requested deletion has been made.
10.
Please provide a separate subsection in the summary that describes the change in management that occurred in 2003. This subsection should discuss the "tender offer" and the "Legacy Investments" referred to in this section. It also should discuss the externalization of management in 2006.

The requested disclosure has been added.
11.	The disclosure states:

Most recently, the Company declared a 13.5 cent per share dividend for the fourth fiscal quarter of 2012, a 12.5% increase over the prior quarter's distribution. This distribution represents the thirtieth consecutive quarterly dividend paid by the Company since implementing a dividend policy in July 2005.
This statement is inaccurate. The distributions were not dividends because they were not paid out of earnings and profits. Please revise this statement to make clear that, as reflected in the financial

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

statements on page F-11, for the past 5 fiscal years the distributions to shareholders have been from paid-in capital.
Please note that the final quarterly distribution paid for the last fiscal year and the most recent distribution for the first fiscal quarter of the Company were indeed taxable dividends as substantially all of the distributions were paid out of the Company's taxable income and therefore are taxable to our shareholders as ordinary income dividends. Nevertheless, in response to the comment, we have added disclosure clarifying that a portion of the Company's past distributions represented a return of capital. A related risk factor has also been added under "Risk Factors – Business Risks."
12.
The disclosure, on page 2, states that "[t]he Company through MVC Partners, LLC ("MVC Partners") Limited Partnership interest and MVCFS' General Partnership interest contributed approximately $8.2 million of its $20.1 million capital commitment to the PE Fund...."

As a general matter, the disclosure surrounding the Company's investment in the PE Fund is confusing. Please identify and describe the "Limited Partnership interest" and "MVCFS' General Partnership interest." Subsequent disclosure indicates that the Company committed to contribute, and did contribute, capital to PE Fund through MVC Partners, LLC, and MVCFS, but there is no mention of the Company contributing capital through a limited partnership to the PE Fund. Is this language instead meant to indicate that the MVC Partners investment was made through a limited partnership interest in the PE Fund and the MVCFS investment was made through a general partnership interest in the PE Fund? Please clarify the disclosure.
Please also explain why the Company invested in the PE Fund through two general partner entities and a limited partner entity. Please provide a cross reference to a comprehensive explanation of the investment structure of the PE Fund.
With respect to the Company's structure generally and, in particular, its investment in the PE Fund, see our comment below in "Complying with the RIC requirements may cause us to forego otherwise  attractive opportunities".
The description of the PE Fund structure has been clarified in the "About MVC Capital – Our Portfolio" section of the prospectus. Among the revisions is clarifying disclosure explaining that the MVC Partners investment in the PE Fund was made through a limited partnership interest and the

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

MVCFS investment was made through a general partnership interest in the PE Fund. The Company structured its investment in the PE Fund through MVC Partners and MVCFS due to certain tax considerations, including to limit the Company's taxable income associated with its investment in the PE Fund.
13.
The disclosure, on page 2, states that "[s]ince then and through October 31, 2011, the Company paid over $74 million in distributions...." Please add that most, if not all, of the distributions came from the investors' paid-in capital.

The requested clarification has been made.
14.
The disclosure, on page 2, states that the Company "extracted approximately $58.4 million of cash from the legacy portfolio...." Please define and explain the term "legacy portfolio" and explain what is meant by "extracted."

The disclosure has been clarified.
15.
The disclosure, on page 2, states that "[w]e are currently working...to move the composition of our portfolio to a more yielding portfolio, over time." Please be more specific. What is the current yield of the portfolio and what is the goal in the future?

The disclosure has been clarified.
16.
The disclosure, on page 2, states that "[d]ue to our asset growth and composition, compliance with the RIC...requirements currently restricts our ability to make to make additional investments that represent more than 5% of our total assets or more than 10% of the outstanding voting securities of the issuer (`Non-Diversified Investments')." Please disclose additional detail on why the Company's "asset growth and composition" restricts its ability to make additional Non-Diversified Investments. Please also disclose any risks this poses to the Company.

The requested disclosure has been added.
17.
The disclosure, on page 2, states that "[t]he 1940 Act prohibits us from altering or changing our investment objective, strategies or policies such that we cease to be a business development company and prohibits us from voluntarily withdrawing our election to be regulated as a

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

business development company, without the approval of the holders of a "majority," as defined in the 1940 Act, of our outstanding voting securities. As a technical matter, the term "majority" is not defined in the 1940 Act. Instead, the 1940 Act defines "voting security", which in turn includes a definition of "majority."

The disclosure has been revised.
Competitive Advantages, page 3
18.
The disclosure states that "[i]n contrast to traditional private equity and mezzanine funds, which typically have a limited life, the perpetual nature of our corporate structure provides us with a permanent capital base and ensures that we are not exposed to the investor withdrawals and fund liquidations those other funds may encounter."  Private equity and mezzanine funds are not subject to investor withdrawals, absent certain exigent circumstances. Please revise the disclosure accordingly.

The disclosure has been revised.
Use of Proceeds, page 5
19.
The disclosure states that "[w]e intend to use the net proceeds from the sale of our securities for general corporate purposes, including, for example... allocating capital to an SBIC vehicle...."  Please explain this statement because there is no other mention of an SBIC subsidiary in the prospectus.

The referenced disclosure has been removed.
20.
Can the offering proceeds be used to fund distributions?  If so, please provide the appropriate risk disclosure (i.e., shareholders will be receiving their own capital net of the Company's fees and that, although not currently taxable, such distributions will have the effect of lowering the shareholders' basis in their shares, which will result in higher tax liability when the shares are sold, even if they have not increased in value or have, in fact, lost value).

The requested disclosure has been added. Please also note the related additional risk factor in the "Risk Factors – Business Risks" section.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

Determination of Company's Net Asset Value, page 5
21.
The disclosure states that "[o]ur Board of Directors may also hire independent consultants to review our Valuation Procedures or to conduct an independent valuation of one or more of our portfolio investments."  Please disclose whether the Company currently intends to hire independent valuation experts in the current fiscal year and, if not, why not. Please also disclose that the Company has never sought independent third-party confirmation of its Valuation Committee's fair value estimates, even though substantially all of its portfolio is and has been comprised of assets classified under ASC 820 as "level 3."

The requested disclosure has been added. Although the Company has no current intention to hire independent consultations to conduct valuations of the Company's portfolio investments, each portfolio investment is carefully evaluated by the Company's Valuation Committee, which is comprised of three Independent Directors who have significant investment, legal and/or accounting experience.
Distributions, page 6
22.	The disclosure states:

All such shareholders will have any cash dividends and distributions automatically reinvested by Computershare Ltd. (the "Plan Agent"), in additional shares of our common stock....Any shareholder may, of course, elect to receive his or her dividends and distributions in cash....To receive your dividends and distributions in cash, you must notify the Plan Agent.
Please disclose or provide a cross reference to contact information for the Plan Agent. We note that the prospectus provides only the address of the Plan Agent's corporate headquarters on page 98.
The requested contact information has been added.
Business Risks, page 7
23.	Please include a risk factor disclosing that since the Adviser's management fee is based on gross assets, the Adviser has an incentive to cause the Company to incur leverage.

The requested disclosure has been added.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

Fees and Expenses, page 10
24.	In the section "Shareholder Transaction Expense", disclose any dividend reinvestment fees, as required by Item 3 of Form N-2.

Shareholders do not pay any fees associated with dividend reinvestments.
25.
"Consolidated net assets" as used in the fee table are calculated as of July 31, 2012. Please instead use the weighted average of the Company's consolidated net assets estimated for the current fiscal year, including the anticipated net proceeds from any offerings in the current fiscal year.

The requested revision has been made.
26.
Explain to us how the "Management fees" totaling 2.14% were calculated based on the anticipated weighted average total assets for the current fiscal year, which should include expected borrowings ($50 million in the 2012 fiscal year) and expected issuance of debt and equity securities senior to common shares, as well as the anticipated net proceeds from any offerings during the current fiscal year.

The Company has revised the fee table. Disclosure has also been added to reflect that the Company's expected asset level for fiscal 2013 is not expected to be materially different than its asset level as of October 31, 2012.
27.	"Other expenses" should be estimated based on estimated amounts for the current fiscal year, which began on November 1st.

"Other expenses" are based on estimated amounts for the current fiscal year.
28.	Confirm that any current or deferred tax expense incurred by the Company and its consolidated subsidiaries is included in "Other expenses."

Any current or deferred tax expense has been included in "Other expenses."
29.	"Total annual expenses" sums to 8.49%, rather than 8.50%. Please correct.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

The Company has revised the fee table.
30.
Please delete the last two lines of the fee table. Footnote 8 provides that the "expense cap" agreement with the Adviser will remain in effect "through the fiscal year 2013," which ends On October 31, 2013. Unless an expense reimbursement or fee waiver arrangement cannot be terminated by the Adviser for at least one year from the effective date of the registration statement, its effect cannot be shown in the fee table.

The requested deletion has been made.
31.
Footnote 5 states that "[t]he incentive fee percentage reflects the reserve for incentive compensation as of July 31, 2012."  Please explain this statement and confirm that the Company is accruing the capital gain incentive fee on unrealized appreciation and showing the amount for the current fiscal year.

We confirm (as disclosed) that the incentive fees payable as reflected in the fee table includes amounts accrued on unrealized appreciation as of October 31, 2012.
32.
Footnote 7 states that the estimate of interest expense "is based on borrowings outstanding as of July 31, 2012 and our assumption is that our borrowings and interest costs after an offering will remain similar to the amounts outstanding as of that date."  The note also states, however, that "[w]e have borrowed and may continue to borrow money...."  Does the Company expect to borrow during the current fiscal year?  If yes, please show an interest expense entry based on the Company's expected borrowings for the current fiscal year.

"Interest payments on borrowed funds" includes expected interest expense on expected borrowings during the current fiscal year.
33.
Footnote 8 discusses the Company's investments in exchange-traded funds and the "Octagon High Income Fund."  This discussion, which is not directly related to the expense cap limitation, should be moved to footnote 5 and its discussion of the Company's management and incentive fees. Footnote 5 should also specifically note that, if accurate, these investments, along with the investment in the PE Fund, are "Non-Eligible Assets."

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

Further, if the Company is invested in or intends to invest in an investment company or an entity that would be an "investment company" as defined the 1940 Act, but for the exceptions provided for in sections 3(c)(1) and 3(c)(7) of the 1940 Act, disclose the associated Acquired Fund Fees and Expenses ("AFFE") associated with these investments in the fee table, unless they are less than or equal to 1 basis point. This includes any money market funds in which the Company invests.
The requested disclosure has been added to Footnote 5. Also, the Company has included AFFE as a separate line item in the fee table.
34.
Footnote 8 also discloses an expense limitation of 3.5%, subject to certain exclusions such as incentive compensation and borrowing costs. The total expenses exclusive of incentive compensation and borrowing costs total to 3.51%. Why is this more than the disclosed expense limitation?

The disclosure has been revised to clarify that the Company's expense cap also does not include any payments made by the general partner of the MVC Private Equity Fund, L.P. to TTG Advisers pursuant to the Portfolio Management Agreement between the GP and TTG Advisers.
35.
The text of the examples states that "[i]n calculating the following expense amounts, we assumed we would have no leverage...." Please revise the example to show the expenses of the Company's expected leveraging for the current fiscal year, including borrowings and the issuance of debt and equity securities senior to the common shares.

The requested revision has been made.
36.
The hypothetical expense example appears to calculate expenses for 1 year, 3 years, 5 years and 10 years using an expense ratio of 7.87% each year. 7.87% is the estimated expense ratio of the Company after taking into account voluntary waivers. These waivers should only be factored into the calculations for the years in which the waivers continue (in this case, a 1 year period). Please revise accordingly.

The requested revision has been made.
37.	Explain to us what fees the Company pays with respect to its indirect investments in the PE Fund. How are these expenses reflected in the fee table?

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

The net asset value of the Company's limited partnership and general partnership interest in the PE Fund reflect any fees of the PE Fund (which include the ordinary operating expenses of the PE Fund, such as legal, administration, accounting and audit and tax preparation fees). As such, the Company does not pay any fees that are not reflected in the net asset value of the Company's interest in the PE Fund.
38.	Please disclose that the example does not include the incentive fees because the example assumes a 5% return.

The expense examples do not include any payments under the income portion of the incentive fee because the applicable hurdle rate for the income incentive fee is not expected to be exceeded. However, the expense example does assume that the full reserve for the capital gains portion of the incentive fee will be paid in fiscal 2013 because those payments are not contingent on a greater than 5% return.
Our ability to use our capital loss carry forwards and certain other losses may be subject to limitations, page 15
39.
The disclosure states that "[i]f we experience an aggregate 50% shift in the ownership of our common stock from shareholder transactions over a three year period (e.g., if a shareholder acquires 5% or more of our outstanding shares of common stock, or if a shareholder who owns 5% or more of our outstanding shares of common stock significantly increases or decreases its investment in the Company), our ability to utilize our capital loss carry forwards and losses from Legacy Investments to offset future capital gains may be severely limited."  Please clarify this statement. Section 382 of the Internal Revenue Code ("Code") provides, in general, that an "ownership change" has occurred if, over a three-year period, the percentage of a corporation's stock owned by one or more "5% shareholders" has increased by more than 50%.

The requested clarification has been made.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

Loss of pass-through tax treatment would substantially reduce net assets and income available for dividends, page 15
40.
The disclosure states that the Company "may have difficulty meeting the requirement to make distributions to our shareholders because in certain cases we may recognize income before or without receiving cash representing such income."  Please clarify this statement by identifying the kinds of non-cash income to which it refers.

The requested clarification has been made.
41.
We note that the disclosure on page 27 states "[o]f the $20.1 million recorded in interest/dividend income, approximately $2.3 million was "payment in kind" interest/dividends." Since the Company holds debt obligations that are treated as having original issue discount ("OID") under the federal income tax law (such as debt instruments with payment-in-kind ("PIK") interest or, in certain cases, increasing interest rates, debt instruments that were issued with warrants, and deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock), please disclose the following risks:

a)       The Company must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Company in the same taxable year. Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Company may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Company may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.
b)       The higher interest rates of OID instruments reflect the payment deferral and increased credit risk associated with these instruments. OID instruments generally represent a significantly higher credit risk than coupon loans.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

c)       Even if the accounting conditions for income accrual are met, the borrower could still default when the Company's actual collection is supposed to occur at the maturity of the obligation.
d)       OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.
e)       OID income may create uncertainty about the source of the Company's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, despite the fact that a distribution of OID income comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.
f)       PIK interest has the effect of generating investment income and increasing the incentive fees payable to the Adviser at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.
g)       OID creates the risk that incentive fees will be paid to the Adviser based on non-cash accruals that ultimately may not be realized, but the Adviser will be under no obligation to reimburse the Company for these fees.
The requested disclosure has been added.
42.
Please confirm to the staff that any OID interest, if material, will be separately identified in the Company's financial statements. See Rule 6-07(1) of Regulation S-X. The Company's Schedule of Investments should also show the bifurcation of cash and non-cash interest for each OID security. See AICPA Audit Risk Alert, Investment Companies Industry Developments-2011/12 at .86.

The Company confirms that any OID interest, if material, will be separately identified in the Company's financial statements.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

Complying with the RIC requirements may cause us to forego otherwise attractive opportunities, page 15
43.
In this subsection, and repeatedly throughout the prospectus, it is indicated that for more information about the PE Fund structure, investors should "please see 'MVC Capital – Our Investment Strategy –Allocation of Investment Opportunities' below."  While such a section exists, it is not given sufficient prominence in light of the Company's significant investment in the PE Fund. The Company's investment in the PE Fund, which is central to its investment strategy, must be comprehensively and coherently discussed in in the Prospectus Summary section "About MVC Capital." This discussion should specifically discuss the entities through which the Company makes its investments in the PE Fund. It also should be accompanied by a structure chart that shows each of the Company's wholly owned subsidiaries (including MVC Financial Services Inc., MVC Partners LLC and MVC GP II LLC) that are relevant to the Company's investment in the PE Fund.

Please see response to comment 12 above.
We are subject to market discount risk, page 17
44.
Please revise the disclosure to make clear, as is documented on page 26, that the Company's shares have sold historically at significant and persistent discounts to NAV. Please disclose that the Company's shares are currently trading at approximately a 23% discount to NAV and that investors who buy shares in the current offering likely will lose money whenever they sell their shares.

The disclosure has been revised.
We have not established a minimum dividend payment level and we cannot assure you of our ability to make distributions to our shareholders in the future, page 17.
45.
The disclosure states that "[a]ny distributions will be made at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our RIC status and such other factors as our Board may deem relevant from time to time."  Please disclose in a separate risk

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

disclosure subsection that the Company may, and historically has, made significant amounts of its annual distributions from paid-in capital.

The requested disclosure has been added.
Our relationship with any investment vehicle we or TTG Advisers manage could give rise to conflicts of interest with respect to the allocation of investment opportunities..., page 20
46.
The disclosure states that "[t]he PE Fund has generally been given priority on all Non-Diversified Investments, which investments would otherwise have been made available to us." Please clarify whether the PE Fund only receives priority on the Non-Diversified Investments that the Company is not permitted to make. In addition, this risk factor should specifically describe the fees that the Adviser receives from the PE Fund (both the percentage of the carry and management fee) to help investors better understand the conflict the Adviser faces in allocating investment opportunities between the Company and the PE Fund.

The requested clarification has been made regarding the PE Fund only receiving priority on the Non-Diversified Investments that the Company is not permitted to make.We note that as compensation for its services to the PE Fund (and as disclosed in the "About MVC Capital – Our Portfolio" section), under the Portfolio Management Agreement between the GP and TTG Advisers, TTG Advisers earns 75% of the management fee earned by the GP (or a 1.50% fee). Further, TTG Advisers is entitled to 70% of the 20% carried interest (or 14% of the overall carried interest generated by the PE Fund). Because this compensation is materially lower than that paid under the Advisory Agreement between the Company and TTG Advisers (TTG Advisers is paid a 2.00% management fee and a 20% incentive fee under the Advisory Agreement), the Company does not believe the fees TTG Advisers may earn for investments allocated to the PE Fund presents a conflict of interest with respect to TTG Advisers' duties to the Company. Further, any conflicts of interest are also mitigated because, as also disclosed, the Company has an approximately 20% equity stake in the PE Fund.
Offering risks are risks that are associated with an offering of our securities, page 23
47.
Under a separate heading, please disclose that investors who buy Company shares in the offering likely will lose a significant portion of their investment if they have to sell their shares because the shares have historically sold at very significant discounts to NAV.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

The requested disclosure has been added.
48.
One of the bullets under "Our common stock price can be volatile" states that "volatility resulting from trading in derivative securities related to our common stock including puts, calls, long-term equity participation securities, or LEAPs, or short trading positions."  If the Company may implement its strategies through the use of derivatives, please identify specifically all of the derivatives in which the Company intends to invest and otherwise implement the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. ("Disclosure concerning the principal risks of the fund should...be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.").

The Company does not intend to implement its strategies through the use of derivatives. The disclosure referenced in your comment relates to trading by third parties in derivative instruments that use the Company's common stock as the referenced asset. The disclosure in the prospectus has been clarified.
We may allocate the net proceeds from this offering in ways with which you may not agree, page 24.
49.
The disclosure states that "[w]e have significant flexibility in investing the net proceeds of an offering of our securities and may use the net proceeds from the offering in ways with which you may not agree or for purposes other than those contemplated at the time of the offering."  Please explain this statement, and disclose examples of the "purposes other than those contemplated at the time of the offering."

The phrase "for purposes other than those contemplated at the time of the offering" has been deleted.
Future offerings of debt securities...equity securities...may harm the value of our common stock, page 24
50.	The disclosure states that "[b]ecause our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

estimate the amount, timing or nature of our future offerings." Please disclose whether the Company expects to issue debt or equity securities that would be senior to the Company's common stock in the current fiscal year. If so, please revise the fee table and example to reflect the expenses resulting from their issuance. See comment 10 under "Fees and Expenses," above.

The requested disclosure has been added.
Price Range of Common Stock and Distributions, page 25
51.	Please provide the current sales price of a Company share and the current NAV per share.

The requested disclosure has been added.
52.
The disclosure on page 26 state that "[a]t times, our common stock price per share has traded at a discount to our net asset value per share."  Please substitute a statement that the Company's shares generally have traded at a significant discount to NAV.

The requested revision has been made.
Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), page 26
53.
The disclosure, on page 27, states that "[w]e may also seek to achieve our investment objective by establishing a subsidiary or subsidiaries that would serve as general partner to a private equity or other investment fund(s)."  Since the Company does in fact use such subsidiaries, please delete "may."

Further, the disclosure notes that MVC GPII, LLC, one of these subsidiaries, acts as general partner to the PE Fund. Does it or MVC Partners, LLC provide investment advice to any other clients?  We note that MVC GP II, LLC has indicated that it is an exempt reporting adviser ("ERA") because it acts solely as an adviser to private funds and has assets under management in the United States of less than $150 million. Please indicate in this filing that MVC GP II, LLC is an exempt reporting adviser and that this exemption will no longer be available if it provides investment advice to other private equity funds with more than $46 million in assets or other investment funds. Please also explain to us why MVC Partners, LLC is not an ERA.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

The requested disclosure regarding MVC GP II, LLC has been added in the portfolio company section of the MD&A regarding the PE Fund. MVC Partners, LLC holds its limited partnership interest in the PE Fund as an investor in the PE Fund and does not provide investment advisory services to the PE Fund. Such investment advisory services are provided to the PE Fund only by MVC GP II, LLC.
54.
The disclosure, on page 27, states that "through MVC Partners and MVCFS, the Company committed to invest approximately $20.1 million in the PE Fund."  MVC Partners has committed $19.1 million and contributed $8.1 million, while MVCFS has committed and contributed the relatively nominal amounts of $400,000 and $100,000, respectively. Explain to us why the Company is using two subsidiaries, MVC Partners and MVCFS, each identified as a general partner, to contribute capital to the PE Fund?

Please see response to comment 12 above.
55.
The disclosure, on page 27, states that "[the] PE Fund has closed on approximately $104 million of capital commitments." Apart from the Company's subsidiaries, who has committed capital to the PE Fund?  What, if any, is their relationship to the Company?

Please refer to our prior communications (both oral and written) with the Staff concerning the PE Fund, including our written communication in April 2011 (together, the “Prior Communications”) for a description of the PE Fund, its structure, background for its establishment and the analysis of the Section 57(a) issues. Please see also response to comment 58 below.
56.
Is the PE Fund exempt from the definition of investment company under Section 3(c)(1) or (7) of the 1940 Act?  If yes: (a) which exemption(s); and (b) explain to us how the PE Fund can be indirectly offered to investors in the BDC that are not "accredited investors" or "qualified purchasers" as those terms are defined in Regulation D and the 1940 Act, respectively.

The PE Fund operates pursuant to the exclusion from the definition of an investment company under Section 3(c)(1) of the 1940 Act. The Company does not own any voting securities of the PE Fund. Accordingly, there is no look through under the statute to investors of the Company for purposes of calculating adherence to the 100 investor limit.  (The look through applies only if the Company owned 10% or more of the fund’s outstanding voting securities.)  Further, the Company was not “formed for

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

the purpose” of investing in the PE Fund. The PE Fund comprises less than 1.8% of the Company’s total assets (significantly less than 40%).
57.
Please disclose prominently all of the principal risks to investors of an investment in the PE Fund and in any other private equity funds that the Company may establish. It should be disclosed that these funds are not regulated under the 1940 Act. Examples of the important protections afforded by the 1940 Act that are absent from an investment in the PE Fund should be disclosed (e.g., the PE Fund may leverage to an unlimited extent, the PE Fund may sell shares in private offerings, and the PE Fund is not a reporting company under the Securities Exchange Act of 1934, and, accordingly, the amount of information available to investors about it will be limited). Also disclose that an investment in the PE Fund will be illiquid and that investors in the PE Fund could lose all of their investment.

The requested disclosure has been added.
58.
The disclosure states that the Adviser also acts as investment adviser to the PE Fund. Please disclose the compensation that the Adviser receives from the PE Fund, as well as any other interest the Adviser has in the PE Fund. Please also explain to us why the relationship between the Adviser, the Company and the PE Fund does not violate Sections 57(a)(1), (2) and (4) of the 1940 Act, in particular since the Company was a necessary "anchor limited partner" in the PE Fund that was used to attract other investors.

As mentioned, the Prior Communications discuss the Section 57(a) analyses concerning the PE Fund and its structure. To summarize briefly, in our view,  Sections 57(a)(1) and (2)were not implicated in the PE Fund structure. These sections generally make it unlawful for a person "related" to the BDC, as defined in Section 57(b) of the 1940 Act, to enter into principal transactions with the BDC or a company controlled by the BDC. However, these sections, together with Rule 57b-2 under the 1940 Act, do not prohibit a BDC's investment into an entity under its sole control (an "Investee Entity"). This is the case even under circumstances where a related person of the BDC, such as the BDC's investment adviser, indirectly controls an Investee Entity through its control of the BDC. In our case, the PE Fund is controlled solely by the Company (through its wholly-owned subsidiary, the GP). For this reason, the Company commitment was not prohibited by Section 57(a). In addition, in our view, the structure, including the Company’s retention of TTG Advisers, was not prohibited by Section 57(a)(4) because the requisite “element of combination” or “jointness” was lacking to implicate a prohibited “joint

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

transaction.”  The Company’s retention of TTG Advisers was done through a bilateral service agreement. The Company’s Independent Directors, through the GP, simply retained TTG Advisers to supply services required by the GP in order for the GP to perform its duties for the PE Fund (in much the same way the Company retained TTG Advisers to manage its assets directly). This service arrangement was the byproduct of bilateral negotiations on an arm's length basis between the Independent Directors on one side, and TTG Advisers on the other (with each party represented by separate counsel). Further, TTG Advisers, had no ability to cause the Company to enter into the Portfolio Management Agreement with TTG Advisers, as this arrangement was directed by the Independent Directors. Moreover, TTG Advisers did not have a material pecuniary interest in the Portfolio Management Agreement with respect to the Company. On the contrary, TTG Advisers had an adverse economic interest in this regard. With respect to the Company’s assets that are invested in the PE Fund, TTG Advisers earns asset- and performance-based compensation under the Portfolio Management Agreement with TTG Advisers that is lower than the compensation TTG Advisers would earn (under the Company’s Advisory Agreement) had the assets been invested directly by the Company into portfolio companies. Further, the Company pays no asset- or performance-based fees under its Advisory Agreement with respect to any assets invested in the PE Fund. Accordingly, in our view, the Company’s PE Fund investment and the PE Fund structure was not prohibited by Section 57(a).
For the Nine Month Period Ended July 31, 2012, page 27
59.
The disclosure states that "under the PE Fund's agreements, a significant portion of the portfolio fees that are paid by the PE Fund's portfolio companies to the GP and TTG Advisers is subject to recoupment by the PE Fund in the form of an offset to future management fees paid by the PE Fund."  Does the Company set aside the amounts that may have to be returned by its wholly-owned subsidiary?

The Company does not set aside the amounts subject to recoupment because the management fees charged to the PE Fund will be reduced by the amounts subject to recoupment.
60.
The disclosure states that "TTG Advisers had also voluntarily agreed that any assets of the Company that were invested in exchange-traded funds and the Octagon Fund would not be taken into account in the calculation of the base management fee due to TTG Advisers under the Advisory Agreement."  The "Octagon Fund" has not previously been identified, and is only

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

previously mentioned in a footnote to fee table. Please describe the Octagon Fund and explain the Company's investment in it.

The Octagon Fund is now defined  in the footnote to the fee table. The Company is no longer invested in the Octagon Fund, which is a private fund managed by a third party not controlled by the Company or its affiliates. The Company invested in the Octagon Fund in order to gain short-term yield potential with greater liquidity, pending more long-term investments.
For the Nine Month Period Ended July 31, 2012, page 30
61.
The disclosure states that "significant components of the Company's net realized losses for the nine month period ended July 31, 2012 were primarily due to the reorganization of BP...."  The Company's investment in "BP" has not been described previously and "BP" has not been defined. Please do so here. Please also define all defined terms when first used.

The requested clarifications have been made.
Octagon Credit Investors, LLC, page 41
62.
The disclosure states that "Octagon [Credit Investors, LLC,] is a New York-based asset management company that manages leveraged loans and high yield bonds through collateralized debt obligations ("CDO") funds."  Is Octagon Credit Investors, LLC a registered investment adviser?  If yes, please explain to us why the Company's investment in Octagon Credit Investors, LLC does not violate section 12(d)(3) of the 1940 Act.

Consistent with the requirements of Section 12(d)(3) of the 1940 Act, Octagon Credit Investors, LLC ("Octagon Credit") was not a registered investment adviser at the time of the Company's investment in the entity in 2004. Neither the Company nor TTG Advisers controls Octagon Credit. Octagon Credit elected to register with the SEC as an investment adviser in January 2011. The Company has made no additional investment in Octagon Credit since it registered as an investment adviser with the SEC.
SHL Group Limited (formerly PreVisor, Inc.), page 44
63.	The disclosure states that "[o]n May 31, 2006, the Company invested $6.0 million in PreVisor in the form of 9 shares of common stock. Mr. Tokarz, our Chairman and Portfolio Manager, is a

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

minority non-controlling shareholder of PreVisor."  Please explain to us why this investment does not create a violation of Section 57(a)(4) of the 1940 Act, given the affiliation between the Company and Mr. Tokarz and Mr. Tokarz's interest in PreVisor. We note that it is not sufficient under Section 57(a)(4) that the Board "approved the transaction."

The Company's investment in PreVisor did not implicate Section 57 of the 1940 Act because  Mr. Tokarz was not an "affiliated person" of PreVisor (as such term is defined by the 1940 Act) at the time of the investment. Further, there was no "joint transaction" associated with the Company's investment as Mr. Tokarz invested in PreVisor more than 10 years prior to the date of the Company's transaction. Nevertheless, in light of the potential conflict of interest, the Company's investment was reviewed and considered by the Independent Directors, as disclosed.
Guarantees, page 47
64.
The disclosure, on page 48, indicates that the Company and MVC Automotive believe that the liability on a mortgage to MVC Automotive is worth 2.9 million Euro less that the lender Erste Bank believes it is worth. Please explain to us the nature of this dispute, as well as the meaning of the statement that "[t]he Company and MVC Automotive are working to resolve this discrepancy."

In a letter between the Company and Erste Bank , the Company agreed to support a 4.0 million Euro mortgage provided by Erste Bank to a Ford dealership owned and operated by MVC Automotive by making financing available to the dealership and agreeing under certain circumstances not to reduce its equity stake in MVC Automotive. Erste Bank and the Company have differing interpretations of the language contained in the letter regarding the extent of Company's support to MVC Automotive. However, because the Company and MVC Automotive continue to view 4.0 million Euro as the full amount of support being provided by the Company and because the Company is conservatively reporting this support as a guarantee in its financial statements, the Company will continue to report 4.0 million Euro as the full amount of the guarantee.
Senior Securities, page 50
65.	Supplementally, please provide the Staff with the Company's 2011 asset coverage per unit calculation.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

The Company's 2011 asset coverage per unit is 9.39 and 2012 asset coverage per unit is 8.72.
Christopher P. Sullivan, Managing Director, Boston, page 60
66.
The disclosure states that "Mr. Sullivan was responsible for MVC's successful exits of Baltic Motors Corporation and BM Auto, for a combined capital gain of $66.5 million representing a combined IRR of greater than 100%."  This disclosure is misleading unless it is accompanied by a discussion of the performance of other portfolio companies that Mr. Sullivan worked with, as well as a discussion of other factors that contributed to each portfolio company's performance. Please delete this statement.

The requested deletion has been made.
Portfolio Companies, page 64
67.
Since the Company owns 56.2% and 10.45% of the common stock of NPWT Corporation and Lockorder Limited, respectively, these investments should be moved to the sections on control investments and affiliated investments, respectively.

The Portfolio Companies chart only reflects percentages of particular rounds of financing the Company participated in and does not reflect the Company's overall ownership in these portfolio companies. The portfolio companies referenced in your comment do not represent control or affiliated investments of the Company.
68.
The Company's investments in Centile Holdings B.V., 98% of whose "common equity interest" is owned by the Company, Security Holdings B.V., 98% of whose "common equity interest" is owned by the Company, and SGDA Europe B.V., 99.9% of whose "common equity interest" is owned by the Company, should be moved to the section on control investments.

The Portfolio Companies chart only reflects percentages of the Company's ownership in particular rounds of financing the Company participated in and does not reflect the Company's total ownership in those portfolio companies. The portfolio companies referenced in your comment do not represent control investments of the Company.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

69.
We note that a number of the "portfolio companies" of the Company are, in fact, subsidiaries of the Company. That is, the Company owns all or at least a majority of the common equity of such companies. In addition, we note that several of these subsidiaries are foreign holding companies. The investment strategy section of the prospectus should prominently disclose the Company's strategy of owning a majority or all of the equity of portfolio companies (including foreign holding companies), and the risks related to this strategy.

The Company owns all or a majority of the equity of certain foreign holding companies such as MVC Automotive Group B.V., SGDA Europe B.V., Security Holdings B.V. , SIA Tekers Invest and Velocitius B.V. in order to protect its investments in foreign jurisdictions and for tax efficiency reasons. However, such foreign holding company investments are neither central to the Company's investment strategy, nor do they comprise a significant portion of the Company's total assets. The Company's investment strategy section discusses the possibility that the Company may take control equity positions and the "Risk Factors" section discusses the significant additional risks that may be inherent in foreign investments.
70.
Please disclose the percentages of the Company's total assets that are currently invested in the securities of foreign issuers and in the securities of issuers that are excluded from the definition of an investment company by Section 3(c) of the 1940 Act. Please confirm that the Company is in compliance with the requirements of Section 55 of the 1940 Act.

The Company confirms that it is in compliance with Section 55 of the 1940 Act. As of October 31, 2012, 29.63% of the Company's total assets were invested in companies that were not eligible portfolio companies.
71.
It appears that the Company is using the PE Fund to enable it to maintain its election under Subchapter M of the Code, while circumventing the investment diversification requirements of Section 851(b)(3) of the Code. There appears to be a risk that this strategy could disqualify the Company's Subchapter M election. Has the Company sought a private letter ruling from IRS on this issue?  Please disclose any risks this presents to the Company.

The PE Fund is structured as a partnership for tax purposes and as such the asset diversification test is applied on a “look-through” basis. On a look through basis, the PE Fund investments made to date have, from the Company's standpoint, been diversified investments in terms of value and in terms

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

of vote. (We note that the Company's limited partnership interest is entirely non-voting as is customary with affiliate investments in private equity funds.)  In addition, as of October 31, 2012, the fair market value of the Company limited partnership interest contribution to the PE Fund is only approximately 1.8% of the Company's total assets. The investment in the PE Fund, as well as all of the Company's investments, are monitored on a regular basis to insure that the Company is in compliance with the  requirements under Section 851 of the Code. Since the asset diversification test is indeed being applied as is required -- on a look-through basis -- to the PE Fund investment, we, based upon discussions with various tax advisors, did not deem it necessary to request a private letter ruling. The "Federal Income Tax Matters" section of the prospectus discusses the risks associated with the Company's compliance with Subchapter M.
72.
Given the percentages of total Company assets that the values of some of the individual portfolio companies appear to represent and given the percentages of outstanding voting securities of some of the portfolio companies that the Company owns, please explain to us how the Company is in compliance with the investment diversification requirements of Section 851(b)(3) of the Code. Depending on your response, we may have additional comments.

Certain portfolio companies have appreciated to levels where the Company appears to exceed the thresholds in Section 851(b)(3) of the Code. However, in accordance with Section 851, because the thresholds were exceeded due to market appreciation of the assets, and not due either wholly or in part to an acquisition, the Company appropriately relies on the market value exception described in Section 851(d)(1) of the Code to maintain its Subchapter M status. As disclosed in the prospectus, the Company is restricted from making any additional non-diversified investments until it is back under the thresholds set forth in Section 851(b)(3).
Valuation Methodology, page 71
73.	The entire first paragraph, following the first sentence, repeats disclosure earlier on the page. Please delete the repetition.

The requested deletion has been made.
74.	Please explain why the Company changed from monthly to quarterly valuation of its assets.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

At its January 31, 2012 meeting, the Company’s Board of Directors determined that, after January 31, 2012, the Company's  net asset value will be made publicly available on a quarterly, rather than on a monthly basis. This change was implemented to be more consistent with the Company’s BDC peers and based on the recommendation of the Company’s auditors.
75.
The disclosure, on page 73, states that "[f]or the Company's or its subsidiary's investment in the PE Fund...the Valuation Committee relies on the GP's determination of the Fair Value...." Please delete the phrase "or its". The Company does not directly invest in the PE Fund.

The requested deletion has been made.
Advisory Agreement, page 81
76.
The disclosure states that the base management fee excludes "the value of any investment in a third-party vehicle covered by a separate agreement...."  Please explain to us why, if the management fee excludes fees from "third party vehicles," Footnote 8 of the fee table and other disclosure in the prospectus states that the Adviser voluntarily agreed to waive management fees that otherwise would be payable from investments in exchange traded funds and the Octagon High Income Fund. Since the Adviser is not entitled to management fees from these assets, there is no waiver.

Section 3(a) of the Company's Amended and Restated Investment Advisory and Management Agreement (the "Advisory Agreement") excludes from the calculation of the base management fee the value of any investment in a Third-Party Vehicle covered by a Separate Agreement. The Agreement defines Separate Agreement as an arrangement separate from the Advisory Agreement pursuant to which the Company retains the Adviser. Although the Octagon High Income Fund may fall under the definition of a Third-Party Vehicle, it is not a Third-Party Vehicle covered by a Separate Agreement (under which the Company has retained the Adviser). As a result, under the Advisory Agreement, the assets of the Company that are invested in the Octagon High Income Fund may be properly included in the calculation of the base management fee.
77.
The disclosure states that "[t]he The Base Management Fee is calculated based on the value of our total assets (excluding Non-Eligible Assets, but including assets purchased with borrowed funds that are not Non-Eligible Assets) at the end of the most recently completed fiscal quarter."

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

Please state here, and prominently in the summary risk disclosure, that this calculation of the base management fee encourages the use of leverage, even though it may be risky to do so.

The requested disclosure has been added.
Consolidated Financial Statements
78.	Please include the accountant's consent as required by Item 25.2.n of Form N-2. Additionally, please file a separate opinion covering the senior securities table.

The accountant's consent and senior securities opinion will be included in the Company's Pre-Effective Amendment No. 1 filing.
79.
The Company's Form 10-K is due January 14, 2013. If the prospectus will be used after December 31, 2012, please file a post-effective amendment to update the financial information in the Registration Statement to include the October 31, 2012 financial statements.

The financial information in the Registration Statement has been updated to include the October 31, 2012 financial statements.
80.	Please present the audited financial statements separately from the unaudited most recent quarter financial statements.

Please see response to comment 79 above.
Consolidated Financial Statements filed on Form 10-K on 1/12/2012
Statement of Assets and Liabilities
81.
What is the composition of "Cash and Cash equivalents"?  If any cash equivalents are invested in money market funds, these investments should be disclosed separately. Also, any related AFFE should be disclosed in the fee table. See comment 10 under "Fees and Expenses," above.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

Disclosure on the composition of "Cash and Cash equivalents" has been added in a footnote to the Statement of Assets and Liabilities. AFFE have been separately disclosed in the fee table.
82.	Please explain how and why the "Restricted cash and cash equivalents" in the Consolidated Balance Sheet are restricted.

Disclosure has been added to the Consolidated Balance Sheet regarding "Restricted cash and cash equivalents."
83.
Dividends, interest and fee receivables, net of reserves represent approximately 49% of income for the year. Are these amounts considered collectible?  What is the amount of the reserves that are netted against these receivables?

All interest, fees, reimbursable expenses and distribution receivables, net of reserves, were deemed collectible. As of October 31, 2011, there was approximately $3.3 million of interest receivables, net of reserves, $2.6 million of fee income receivables, $1.5 million of receivables for reimbursable expenses and a $500,000 receivable related to a distribution from an investment.
As of October 31, 2011, there was approximately $8.6 million of gross interest receivable less interest reserves of approximately $5.3 million, which equates to $3.3 million of net interest receivables. The reserves of approximately $5.3 million were related to four loans which were taken as realized losses in FY 2012.
As of October 31, 2011, there was approximately $2.6 million of closing, monitoring and other fees receivable, $2.0 million of which was related to a single transaction and was paid in full during the first half of FY 2012.
As of October 31, 2011, there was approximately $1.5 million of receivables for reimbursable expenses, of which $800,000 was related to formation costs of the MVC PE Fund of which a portion has been reimbursed in FY 2012 with the remaining being reimbursed in Q1 of FY 2013.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

The remaining $500,000 was a receivable for distribution from an investment which was received in Q1 of FY 2012.
84.	Confirm that the "Provision for incentive compensation" includes an accrual for unrealized appreciation.

The Company confirms that the "Provision for incentive compensation" includes an accrual for unrealized appreciation.
85.	In accordance with Regulation S-X, Article 6-04.12 and .13, separately disclose any payables to officers and directors and amounts payable to banks or other financial institutions for borrowings.

The requested revisions have been made.
Consolidated Schedule of Investments
86.	Disclose the PIK rate of interest separately from the cash rate of interest for each investment.

The Company has disclosed the PIK rate of interest separately from the cash rate of interest.
87.
Consider including a schedule disclosing the percentage of investments by industry concentration. If investments are concentrated in any one industry, disclose the risks associated with concentrating in that industry.

The Company has included a schedule disclosing the percentage of investments by industry concentration in the Consolidated Schedule of Investments. The Company has also added risk disclosure on the particular industries in which it is more significantly invested.
88.
Please disclose in detail in "Federal Income Tax Matters, on page 88, how the Company is in, and maintains, compliance with the investment diversification requirements of Section 851(b)(3) of the Code.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

The requested disclosure has been added.
89.
It appears as if all of the non-legacy debt investments have been valued at either principal or cost. Please describe how each of these investments has been valued according to the standards of ASC 820. ASC 820 requires that assets be valued based on an exit price which reflects the price that would be received to sell an asset in an orderly business transaction between market participants at the measurement date. We note that for debt investments held at 10/31/11 that were also held at 10/31/10, the valuation methodology remained consistent, valuing the debt investments at either principal or cost, even though the investments had received PIK interest or the maturity date for the investments was extended. For example, the Turf Products, LLC debt continues to be valued at principal even though the interest rate was reduced and the maturity date was extended, and debt of Custom Alloy, Marine Exhibition and U.S. Gas and Electric continue to be valued at principal after PIK interest was capitalized. The MVC Automotive Group Bridge Loan continues to be valued at principal even though the maturity date has been extended multiple times. How long has this loan been outstanding?  How has the Board determined that these valuations continue to be appropriate?  Please provide an update on those investments held at 10/31/11 that had a scheduled maturity date in 2012.

The Company's Valuation Committee (comprised entirely of Independent Directors of the Company) utilizes the definition of fair value under ASC 820, which is defined as the “price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”, when determining the fair value of the assets and liabilities associated with MVC.
MVC currently holds loan and debt securities of small privately held domestic or internationally based companies in which MVC may have a controlling or minority interest. None of the loan or debt securities held by MVC are registered and are not traded on any secondary markets.
The Valuation Committee determines the Fair Value of loan and debt securities of issued by investee companies in which MVC has a controlling interest using a variety of qualitative and quantitative methods. As our principal exit market for a controlled investee company is through sale, in whole or in piece, to buyers engaged in corporate acquisitions our primary valuation method considers the enterprise value of the investee company. To the extent the enterprise value exceeds the remaining principal amount of the loan and all other debt securities of the company, the Fair Value of such

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

securities is generally estimated to be their cost. The assumption is that in an actual sale of a controlled investment, MVC would be able to effectuate that change, and upon exit, the debt would be repaid in full with remaining proceeds left to MVC and other equity investors. As such, the Valuation Committee is comfortable with carrying these debt investments at par.
Our methodologies for determining the fair value of the investee company’s enterprise value include use, as applicable, of the Income Approach, Market Approach and Cost Approach. We specifically consider the discounted cash flow method, Guideline Company method and Guideline Transaction method. Our valuations consider specific risk factors associated with the investee companies relating but not limited to market and competitive factors, key man risk, customer concentration, company liquidity, regulatory environment, management depth. The discount rates and valuation multiples selected in our fair value measurements also considered market rates associated with debt and equity capital.
The principal exit market selected for loans and debt securities associated with investee companies in which MVC does not control is secondary debt market. We have assumed that a hypothetical market participant within the principal market would value loan and debt securities using a market yield valuation methodology. Under the market yield method, the fair value of the instrument is determined by discounting the contractual principal and interest payments associated loan or debt securities using a market yield selected based on the credit risk associated with the underlying investee company.
MVC estimates credit risk associated with the investee company using a propriety rating methodology that considers ten (10) classic financial and non-financial credit metrics. Under our rating methodology the subject company is assigned a risk rating between 1 and 5. Subject companies assigned a rating of 1 are deemed to have the lowest credit risk and tend to have low leverage ratios, high coverage ratios, strong management teams and generally strong financial expectations. A rating of 5 is associated with very high credit risk with the subject company likely in breach of one or more debt covenants.
For each credit risk rating, MVC assigns an applicable range of market yields developed using information gathered through various sources including observable yields on traded debt instruments, conversations with market makers and investment bankers, and recent private debt transactions. The yield matrix is updated on a routine basis as new market data becomes available. The Valuation

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

Committee may also adjust the matrix to account for the illiquid nature of the credit instruments valued using the yield method and perceived differences between required returns of traded fixed income securities and loans issued to small privately held companies.
Based on the credit rating assigned to the subject company, the Valuation Committee will select an appropriate yield for the subject credit instrument. If the coupon or interest rate associated with the instrument falls within the market yield range for the selected credit rating then selected yield is assumed to equal the contractual rate. If the contractual yield falls outside the market yield associated with the selected credit rating then the Valuation Committee will select a yield that falls within the market yield matrix for the given credit rating.
The Valuation Committee has determined that the credit risk of Custom Alloy, Marine Exhibition and Turf Products (based on the loan rating process described above and certain qualitative factors specific to each investment) when compared to their individual coupon rates is within a reasonable range of market and as a result has set their valuations equal to par.
Turf Products, LLC interest rate was reduced and the maturity date of the loan was extended in a larger refinancing in which a new bank replaced the existing senior lender at favorable terms. The refinancing of the senior debt at favorable terms was based upon improved financial conditions of the company and growth in sales and EBITDA compared to the prior year. In addition, Turf Products began to voluntarily pay the PIK interest component of their coupon in cash prior to the refinancing and these voluntary payments have continued through October 31, 2012. At the time of the refinancing, Turf Products had a credit risk rating of level 3 which equated to a market yield range of L+800 to L+1100 (in our estimation) at the time. The weighted average coupon, after the interest rate reduction, of MVC’s subordinated debt and junior revolver investments in Turf is 12.3%. This analysis suggests that a small increase in the fair value may have been appropriate. However, around the time of the senior refinancing, Turf had received a letter of intent to refinance MVC’s subordinated debt and junior revolver at par. At this time, the Valuation Committee concluded that a market participant would not pay a premium for this loan given the potential refinancing could repay their loan in the near term. In our estimation of the market, this type of loan, to a small family business, is typically not traded in the market place. A market participant, who makes investments in these types of companies, understands that, generally, there will be liquidity constraints on an investment similar to Turf Products. The market participant would get comfortable with management and the business and prepare to be an investor over the long term. As a result, in our view, the market for this type of loan would not allow it to be

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

purchased for a premium in most cases.  Nevertheless, based on the potential refinancing of MVC’s investment and a credit profile which was improving (limiting downside risk) the Valuation Committee determined that the new interest rate was still within a reasonable range of market yields based upon the change in credit risk and other company specific factors. As a result, the fair value was not adjusted above par.
In addition, we viewed the PIK interest capitalized by Marine Exhibition Corporation and Custom Alloy loans to be collectible when it was accrued and therefore added to the principal balance of the loan. The addition of capitalized PIK interest is taken into account when the calculating the credit risk and financial metrics of a particular loan in the valuation process described above for non-control companies via the secondary debt market.
The MVC Auto Bridge loan has been outstanding since FY 2007. The bridge loan’s original investment amount was in excess of $19 million and it has been paid down to approximately $3.6 million as of October 31, 2012. MVC Automotive and US Gas and Electric (“USG&E”) loans are valued along with our equity positions as Control Companies (companies in which MVC has the ability to control or gain control of the board of directors of the portfolio company). As mentioned above, as our principal exit market for a controlled investee company is through sale, in whole or in piece, to buyers engaged in corporate acquisitions our primary valuation method considers the enterprise value of the investee company. To the extent the enterprise value exceeds the remaining principal amount of the loan and all other debt securities of the company, the Fair Value of such securities is generally estimated to be their cost. The enterprise values of MVC Automotive and USG&E are at levels where, in an exit, the debt would be repaid in full with substantial proceeds left over for MVC and other equity investors. As such, the Valuation Committee has been comfortable with carrying these debt investments at cost.
With regards to those investments held at October 31, 2011 that had a scheduled maturity date in 2012 please see an overview/update below.
•       BP Clothing – Realized loss was taken during FY 2012.
•       SGDA – the loan was extended until August 31, 2014. SGDA is a subsidiary of a Control Company which is valued using the enterprise value method described above.
•       Custom Alloy – the maturity date was extended until June 18, 2013.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

•       USG&E - the loan was extended until July 25, 2015. As mentioned above, USG&E is a Control Company which is valued using the enterprise value method described above.
•       MVC Automotive – the loan was extended until December 31, 2012. MVC Automotive is a Control Company which is valued using the enterprise value method described above.
Consolidated Statements of Operations:
90.	Disclose any PIK income separately in each category of income if PIK income represents more than 5% of the total income.

The requested disclosure has been made.
Consolidated Statement of Changes in Net Assets:
91.	Disclose the character of distributions to shareholders in accordance with Regulation S-X, Article 6-09.3.

The requested revision has been made.
92.
Include the disclosure requirements of Regulation S-X, Article 6-09.7, which requires the Company to disclose parenthetically the balance of undistributed net investment income included in net assets at the end of the period.

The Company notes the comment and notes that there was no undistributed net investment income in fiscal years 2011 and 2010.
Consolidated Selected Per Share Data and Ratios:
93.	Disclose the portfolio turnover rate in accordance with Form N-2, Item 4.

The portfolio turnover rate has been disclosed.
94.	Please delete the ratios of expenses and income to average net assets. The gross expense ratio including all expenses should be the only ratio included in the table. The effects of interest

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

expense, incentive compensation and other supplemental ratios may be disclosed in a footnote to the table.

The requested disclosure has been added.
July 31, 2012 financial information:
95.	Please provide the accounting analysis used to determine whether MVC Partners LLC and MVC Private Equity Fund LLC should be consolidated with the Company's financial information.

Discussion on MVC Private Equity Fund, L.P. consolidation:
The Company owns MVC Financial Services, Inc. (“MVCFS”), a wholly-owned subsidiary, whose principal purpose is to provide advisory, administrative and other services to MVC, MVC’s portfolio companies and other entities. The Company does not hold MVCFS for investment purposes and does not intend to sell MVCFS.
Regulation S-X, rule 6-03(c)(1) precludes consolidation by a registered investment company of any other entity other than another investment company. However, an exception to this general principle is if the investment company (i.e. – MVC) has an interest in an operating company (i.e. – MVCFS) that provides services to the investment company and the purpose of the investment is to provide services to the investment company (i.e. – MVC) rather than to realize a return from the sale of the operating company (i.e. – MVCFS), then consolidation is appropriate. Under this guidance, MVC has consolidated the results of MVCFS.
MVCFS owns MVC GP II, LLC (“MVC GP II”), a wholly owned subsidiary, which serves as the general partner to the MVC Private Equity Fund, L.P. (“PE Fund”). The results of MVC GP II are consolidated into MVCFS and ultimately MVC. MVC also owns a limited partnership interest in the MVC PE Fund where it serves anchor limited partner. Please see attached a structure chart for MVC and affiliated entities attached as Appendix B.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

We determined, based upon various accounting literature, that consolidation of the PE Fund into MVC GP II’s general partnership interest was not appropriate, which included analysis of the following:
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Accounting Standard Codification 810 (formerly FASB Statement No. 167 (“FAS 167”), including Amendments to FASB Interpretation No. 46 (R) and Accounting Standards Update 2010-10 (“ASU 2010-10”), Amendments for Certain Investment Funds.

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Accounting Standard Codification 810-10-5 (formerly FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (revised December 2003), an Interpretation of Accounting Research Bulletin (ARB) No. 51) (“FIN 46R”)

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Accounting Standard Codification 810-20-25 (formerly Emerging Issues Task Force Issue 04-5, Determining Whether a General Partner Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights) (“EITF 04-5”)

Set forth below is our view regarding the compliance with FIN 46R and EITF 04-5 with respect to the structure of the PE Fund.
ASU 2010-10 defers FAS 167’s effective date for reporting enterprises that have an interest in an investment company as defined by ASC 946. ASU 2010-10 indicates that entities that may meet the definition of an investment company and meet the conditions for the deferral include mutual funds, hedge funds, mortgage real estate investment funds, private equity funds and venture capital funds. Based upon such guidance, we have determined that the PE Fund meets the definition of an investment company and the requirements for the deferral, therefore we considered pre-existing consolidation guidance.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

We first considered whether the PE Fund was a VIE of the General Partner as defined by Paragraph 5 of FIN 46R. Paragraph 5 of FIN 46R provides that VIEs are entities in which “by design” meet various criteria. With regards to Paragraph 5, we noted the following:
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Guidance: Per paragraph 5(a) of FIN 46R: The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

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MVC’s consideration: Equity investments made by the partners of the PE Fund are sufficient to finance its activities without additional financial support. In addition, the PE Fund is not expected to have any subordinated interests, debt, loans, etc. that are guaranteed by any parties.

•
Guidance: Per paragraph 5(b) (1) of FIN 46R:  As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest: (1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

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MVC’s consideration: The Limited Partnership Agreement (“LPA”) provides the non-affiliated limited partners simple majority liquidation rights substantiating their decision making power. In addition, substantial partners (General Partner and limited partners collectively) do not lack decision making powers. The General Partner together with a related party holds more than 1% of the PE Fund, which is deemed to be substantive.

•	Guidance: Per paragraphs 5(b) (2) and 5 (b) (3) of FIN 46R:

(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.
(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

•
MVC’s consideration: The equity holders (collectively the General Partner and limited partners) have the obligation to absorb the expected losses and have the right to receive the expected returns of the PE Fund.

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Guidance: Per paragraph 5(c) of FIN 46R - The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

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MVC’s consideration: Generally, a general partner is presumed to control a limited partnership, however as further discussed below, the LPA provides the non-affiliated limited partners simple majority liquidation rights. As noted, the voting interest rests 100% with the non-affiliated limited partners. The terms of the LPA are as follows:

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The General Partner, any Affiliate of the General Partner (including the General Partner or Carried Interest Partner), the Portfolio Manager or any Affiliate thereof, are not entitled to any voting rights (on matters requiring the vote or consent of the Limited Partners) attributable to their respective limited partnership interests. As such, any limited partnership interests issued to the foregoing these entities are not "voting securities," as the term is defined by the 1940 Act. Therefore, the activities would not be deemed to be conducted on behalf of the investors with the disproportionately few voting rights.

•
MVC has a 19.6% limited partnership interest; additionally no individual non-affiliated limited partner comprises more than 10% of the total non-affiliated limited partner group. Each non-affiliated limited partner has voting rights proportional to its interest. As a result, in no situation is substantially all of the PE Fund’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

Based on the considerations noted above, the PE Fund is not deemed to be a VIE of the General Partner, therefore we have concluded that consolidation under FIN 46R is not necessary, and therefore moved on to other consolidation guidance. Since the General Partner has economic substance in the PE Fund and provisions of FIN46R do not apply, we looked to the guidance in EITF 04-5.
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Guidance: Per EITF 04-5, liquidation rights with a simple majority vote of non-affiliated limited partners and a mechanism for this vote to take place would evidence lack of control by the General Partner

•	Provisions of the PE Fund Limited Partnership Agreement:

•	A majority in interest of non-affiliated limited partners have the right to vote to dissolve the PE Fund at any time

•	10% or more of the non-affiliated limited partners can, one-time in a six month period, require the General Partner to seek a vote of the limited partners to dissolve the PE Fund

•	A limited partner can only request the General Partner to seek such a vote once in a twelve month period

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While the General Partner is only required to seek a vote to dissolve the PE Fund once in a twelve month period at the request of a single 10% group of limited partners, the limited partners are not restricted under the LPA from seeking a vote to dissolve the PE Fund at any time

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Guidance: Per EITF 04-5, lack of control by the General Partner is evidenced by no financial penalties or operational barriers associated with the right of Limited Partners to trigger a liquidation of the PE Fund

•	Provisions of the PE Fund Limited Partnership Agreement:

•
If a vote of the non-affiliated limited partners to dissolve the PE Fund is passed, the General Partner has a legal duty to effect an orderly liquidation of the PE Fund in a manner that it believes to be in the best interest of the Partners

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

•
If such liquidation has not been completed within one year of the date of dissolution of the PE Fund, the General Partner will be removed and replaced as the liquidator of the PE Fund effective upon the designation of a new liquidator approved by a majority in interest of the non-affiliated limited partners

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Guidance: Per EITF 04-5, there is no basis to conclude that there will not be an adequate number of qualified replacements liquidators or that there will be a lack of adequate compensation to attract a qualified replacement liquidator if the limited partners wish to replace the General Partner

•	Provision of the PE Fund Limited Partnership Agreement:

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After the one year anniversary, if a replacement liquidator is voted in favor of by the limited partners, the management fee will be halted and the carried interest to the Portfolio Manager, as defined in the LPA, and General Partner shall be calculated based on the unrealized value of the portfolio as of the date the General Partner is replaced. This allows the limited partners to compensate the replacement liquidator with a flat fee and upside if they extract value above the current carrying amount. However, this is to be negotiated between the limited partners and the replacement liquidator

•	We believe there is no lack of qualified candidates with the ability to liquidate a private equity fund which focuses on the lower middle market and the LPA adds no additional barriers on this topic.

•	Guidance: Per EITF 04-5, there is no inability of the limited partners holding the rights to obtain the information necessary to exercise them.

•	Provisions of the PE Fund Limited Partnership Agreement:

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Upon a reasonable request from any Limited Partner (other than a Public Fund Partner), the General Partner shall provide such Limited Partner with a copy of the names, addresses and Capital Commitments of all the Partners; provided that if the General Partner is restricted by law or regulation from disclosing or has otherwise agreed not to disclose the name, address and Capital Commitment of any Limited Partner (a "Private Limited Partner"), such Private Limited Partners shall not be included on the list and any other Limited Partner may request that the General Partner promptly mail to such

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

Private Limited Partners correspondence that such requesting Limited Partner wishes to provide to the Private Limited Partners regarding a request to dissolve the PE Fund.

Based upon these factors the simple majority liquidation rights are deemed to be substantive. These rights overcome the presumption that the General Partner controls the PE Fund exclusively; therefore consolidation by the General Partner is inappropriate.
In summary, we have concluded that FAS 167 is not effective for our interest in the PE Fund. Based on the factors noted above, we have determined that the PE Fund does not qualify as a VIE under the authoritative guidance noted above. As a result, the guidance of EITF 04-5 was considered. Based on the liquidation rights and the provisions in the LPA related to the liquidation process, we determined that the General Partner would not be deemed to have requisite control under the authoritative accounting guidance. As a result, we should not consolidate the PE Fund.

As a result, MVC GP II’s general partnership interest in the PE Fund is shown as an investment on MVC’s books.

Discussion on consolidation of MVC Partners LLC:

On November 21, 2006, MVC Partners LLC (“MVCP”), a wholly-owned portfolio company, was established as a private equity firm primarily to serve as the general partner, managing member or anchor investor of private or other investment vehicles. The main purpose of establishing this entity was to gather assets from third parties and manage investments that are not owned by the Company. This structure was consistent with the contemplated spin-off identified in the November 1, 2006 Advisory Agreement (and which was depicted in the 2006 Proxy Statement).
During December 2006, MVCP entered into a management services agreement with MVC I LLC, a limited liability company whose sole member is Motorola, Inc. (“Moto”). In accordance with the agreement, MVCP would provide management services related to certain interests and companies

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

owned by Motorola, with a goal to managing and disposing such interests and maximizing the value. MVCP initially managed a portfolio of 12 portfolio company holdings which were owned by Moto which were valued at approximately $45 million. MVC Partners, per the agreement, is not exercising investment discretion over the managed assets. As a part of the agreement, MVCP manages these Moto portfolio companies by keeping in contact with the executive teams of the portfolio companies, reviewing monthly financial information, attending (as observers) Board of Directors meetings, providing quarterly valuation and performance reports to Moto and providing other analyses/recommendations to Moto. In exchange for these services, MVCP was entitled to a 15% incentive service fee on the proceeds above $45 million, received from the liquidation of these companies. As of October 31, 2012, the portfolio consists of only three of these 12 companies. MVCP continues to provide management services under the agreement, but, to date has not earned, and is not expected to earn, any compensation.
In the fiscal years 2007 and 2008, MVCP pursued other opportunities to provide investment and management services including BPE Management Ltd. (a joint venture with Parex Asset Management IPAS, a Baltic investment management company and subsidiary of the Parex Bank, which was going to pursue investments in businesses throughout the Baltic region) and MVC Acquisition Corp. (a special purpose acquisition corp. or SPAC ) which MVCP would have been the corporate sponsor, however these management opportunities did not come to fruition.
In fiscal year 2009, MVCP began working on various structures for raising a private equity fund in which MVC would serve as the General Partner and/or anchor limited partner, but which would primarily include third party commitments. In the structuring process, for ease of use and tax and other considerations, it was determined that MVC’s anchor limited partnership interest would be invested via MVCP while the GP would operate under MVC’s wholly owned service company MVC Financial Services, Inc. (“MVCFS”). On October 29, 2010, through MVCP, MVC committed to invest approximately $19.6 million in the MVC Private Equity Fund, L.P. (“PE Fund”). The PE Fund has closed on approximately $104 million of capital commitments. For services provided to the PE Fund, the GP and MVCP are together entitled to receive up to 25% of all management fees and other fees paid by the PE Fund and its portfolio companies and up to 30% of the carried interest generated by the PE Fund. In November 2011

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

(fiscal year 2012 for MVC), PE Fund had its first capital call for an investment and MVC, via MVCP, made its first direct investment into the PE Fund. As of October 31, 2012, MVCP had contributed approximately $8 million of its $19.6 million commitments.
Between fiscal years 2007 and 2011, MVCP was not consolidated into the operations of MVC for the following reasons:
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At its inception, MVCP was formed to manage third party assets and provide investment advisory services. As such, we viewed MVCP as an operating company not an investment company. In fact, it is still contemplated that MVCP could pursue these types of opportunities in the future.

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Through 2011, MVCP did no direct investing and its primary activities surrounded providing management services to Moto as mentioned above which is why we determined that consolidation with MVC’s operations was not appropriate.

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Under the Investment Company Act of 1940, Section 3(a)(1), only securities investing/trading activities render an issuer an investment company or a fund. As a result, any other activities, such as providing management services, would be deemed an “operating” activity.

•	Regulation S-X, rule 6-03(c)(1) precludes consolidation by a registered investment company of any other entity other than another investment company.

•
Accounting Principles Board (APB) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, does not apply to investments in common stock held by investment companies registered under the Investment Company Act of 1940.

Between fiscal 2007 and 2011, since MVC did no direct investing via MVCP, we determined consolidation of MVC Partners operations was not appropriate. During fiscal year 2012, MVCP began making direct investments for the first time as a limited partner in the PE Fund along with providing management services to Moto. Since all of the capital invested into MVCP in 2012 related to the MVC Private Equity Fund (these are a large majority of all investments in to MVC Partners) and we expect to

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

complete the liquidation of the Moto portfolio over the next few years, we determined that this acted as the triggering event to require consolidation of the operations of MVCP along with those of MVC. We determined at that point that the entity was operating more akin to an investment company focused on the PE Fund, which would require consolidation, rather than an operating company. However, this is a complicated determination, as the entity is performing both  management services (which are operating activities) and making direct investments, but we feel based upon the current facts and circumstances consolidation is the appropriate approach. Based on any new activity at MVCP, we will monitor the consolidation rules along with the nature of the entity on an on-going basis to determine if this conclusion is still appropriate under applicable accounting guidance.
This determination was made during the fourth quarter of fiscal 2012 as we completed the year-end close process and review of the accounting literature. While the decision to consolidate MVCP is not a simple assessment, since this determination has been made, we have considered whether this determination would have been relevant earlier in fiscal year 2012. As noted above, we view the triggering event as the funding of the initial capital calls of the limited partnership interest in PE Fund, therefore consolidation would have been appropriate at that time and reflected as such in our quarterly consolidated financial statements included within our quarterly 10-Q filings for the quarters ended January 31, 2012, April 30, 2012 and July 31, 2012.
We have determined that the lack of consolidation of MVCP during the first three quarters of fiscal year 2012 did not have a material impact on the consolidated financial statements and does not rise to the level to restate or amend those consolidated financial statements. In determining whether this misstatement was material to the interim consolidated financial statements filed, we have assessed a variety of quantitative and qualitative factors. To assist us in this analysis, we considered the guidance of ASC 250, Accounting Changes and Error Corrections.
We considered how the presentation on the Consolidated Schedule of Investments (“CSOI”) would have changed if MVCP was consolidated effective Q1 of fiscal year 2012. The only change would be a re-classification on the CSOI. The value of the interest in the PE Fund had been broken out between

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

the limited partnership interest through MVCP and another line item for the general partner interest directly into the MVC PE Fund. The appropriate presentation, which is as reflected on the recently filed consolidated financial statements for the year end October 31, 2012, reflects one line item noted within the “Company” column as MVC Private Equity Fund, L.P. and then the fair value of the general partner and limited partnership interests shown separately.
In summary, based upon the discussion above, as well as what is of interest to a reader of the financial statements, management deems the misstatement to be immaterial to each of the quarterly consolidated financial statements.
96.	Please explain the nature of the "Guarantee" of Ohio Medical Corporation and why the investment is fair valued at negative $700,000.

On November 30, 2011, as part of Ohio Medical Corporation’s (“Ohio Medical”) refinancing of their debt, the Company agreed to guarantee a series B preferred stock tranche of equity with a 12% coupon for the first 18 months it is outstanding. After that initial period, the guaranteed coupon rate increased by 400bps to 16% for the next 6 months and increased by 50 bps (.5%) each 6 month period thereafter. Without this guarantee, the Company expected the coupon on the Series B Preferred to be more expensive for Ohio Medical. The Company determined this guarantee, because of the estimated cost savings, to be in the best interest of the Company's existing equity investments. As of July 31, 2012, the amount guaranteed was approximately $20.5 million and the guarantee obligation was fair valued at $700,000 by the Valuation Committee.
ASC 460, Guarantees, requires the Company to estimate the fair value of the liability associated with the guarantee obligation at its inception and requires the Company to assess whether a probable loss contingency exists in accordance with the requirements of ASC 450, Contingencies.
In valuing the liability the Company assessed the probability of loss and deemed it to be low. In fair valuing the liability, the Company has looked at what approximate return would be required by an investor on a similar security without a guarantee. The Company discounted the difference of the cash

Jim O'Connor

Securities and Exchange Commission

December 27, 2012

flows between the Ohio Medical series B preferred stock and the hypothetical security without the guarantee for the period which the series B preferred stock is estimated to be outstanding.
As of October 31, 2012, the amount guaranteed was approximately $21.1 million and the guarantee obligation was fair valued at $825,000 by the Valuation Committee.
*       *       *
In addition to the foregoing, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in Amendment No. 1;

•
Although the Staff has provided the Company comments on the disclosures in Amendment No. 1 reviewed by the Staff, such comments do not foreclose the Commission from taking any action with respect to the filing of the Amendment No. 1; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the responses set forth above fully address each of the Staff's comments. If you have any questions regarding these responses or require further information, please call me at (212) 715-9522. Thank you for your assistance in this matter.
Very truly yours,

/s/ George Silfen
George Silfen

Appendix A

Appendix B

MVC Capital, Inc.
MVC Financial Services, Inc.
MVC Cayman
MVC GPII, LLC
MVC Partners, LLC
MVC Private Equity Fund, L.P.